August 27, 2009

VIA EDGAR

Mr. Eric Atallah
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

RE:	SL Industries, Inc. Form 10-K for the year ended December 31, 2008 Form 10-Q for the quarter ended March 31, 2009 File No. 1-4987

Dear Mr. Atallah:

On behalf of SL Industries, Inc. (the “Company”), I am responding to comments received from you and the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) dated July 30, 2009 related to the Company’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009, File No. 1-4987. Set forth below is a list of each of the Staff’s comments from the July 30, 2009 letter, together with the Company’s response.

With respect to Staff comments pertaining to public disclosure, the Company has incorporated additional information, which management believes to be responsive, in its Form 10-Q for the quarter ended June 30, 2009 and will incorporate additional disclosure in its Form 10-K for the year ending December 31, 2009. Where appropriate and pertinent, we will make new public disclosures as set forth below.

In connection with responding to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to any filing; and

Mr. Eric Atallah
United States Securities and Exchange Commission
August 27, 2009

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2008
Index to Financial Statements and Financial Statement Schedule, page F-1
Notes to Consolidated Financial Statements, page F-7
Note 1. Summary of Significant Accounting Policies, page F-7
Goodwill and Other Intangibles, page F-8

1.
Staff Comment. Please tell us and revise this note in future filings to disclose in more detail how you evaluate your goodwill for impairment. In this regard, please also address the following in the Critical Accounting Policies section of MD&A in future filings.

•	With respect to your determination of the fair value of your reporting units, discuss how you weight each of your fair value methodologies and your basis for the weighting.

•	Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

The Company has identified and assigned goodwill to its reporting units in accordance with paragraph 30 of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS 142”).

Company Response.
The Company has allocated its adjusted goodwill balance to the following reporting units: Teal Electronics Corp. (“Teal”), SL Power Electronics Corp. (“SLPE”), RFL Electronics Inc. (“RFL”) and MTE Corporation (“MTE”). The Company tests goodwill for impairment annually at fiscal year-end and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired.

Mr. Eric Atallah
United States Securities and Exchange Commission
August 27, 2009

A two-step process is utilized to determine if goodwill has been impaired. In the first step, the fair value of each reporting unit is compared to the net asset value recorded for such unit. If the fair value exceeds the net asset value, the goodwill of the reporting unit is not adjusted. However, if the recorded net asset value exceeds the fair value, the Company performs a second step to measure the amount of impairment loss, if any. If the recorded amount of goodwill exceeds the implied fair value, an impairment loss is recognized in the amount of the excess.

The Company determines fair value of each reporting unit using the Discounted Cash Flow (“DCF”) approach, which estimates debt-free, net cash flows for five years. These future cash flows are accumulated on an annual basis along with the residual value in an assumed terminal year and discounted to present value. The sum of the accumulated cash flows and residual value yields what the Company considers to be the “fair value” of its reporting units. Management believes the DCF approach is the most meaningful method, as it is how market participants would value the Company’s reporting units. It is also the methodology used by the Company to evaluate acquisition candidates and set its business strategy.

The Company’s DCF model requires multiple assumptions, with a range of inputs for each assumption. Typically the metrics that most directly affect the fair value calculation of a reporting unit are: discount rate, operating margin, working capital requirements and annual growth rate. Management carefully evaluates each assumption and selects the values it believes to be most appropriate based on market conditions and its business judgment.

The discount rate applied to future cash flows is derived from the Company’s estimation of its weighted cost of capital. The weighted cost of capital is an estimate of the overall after-tax rate of return required by a market participant to compensate it for opportunity cost and execution risk. The Company believes that a quantitative description of the material assumptions used in its DCF model would require disclosure of confidential information that would cause competitive harm as the DCF model closely follows the Company’s acquisition model and also exposes major assumptions in its business strategy. Moreover, any meaningful discussion of the DCF model would be highly technical in nature and of little or no practical value to investors. In the future the Company will include a qualitative discussion of the methodology employed in its DCF model.

Mr. Eric Atallah
United States Securities and Exchange Commission
August 27, 2009

To augment the DCF model, the Company also employs a market approach in determining fair value. In this method, fair value is based upon multiples of the price of the Company’s common stock or upon ratios obtained from publicly-held, actively-traded companies that are similar to the Company’s reporting units. This approach is inherently more speculative because comparable companies usually operate in some different market segments or compete with differing strategies. Accordingly, the market approach method represents only a guide for determining value. For these reasons, the Company has weighted the results of its DCF valuation at 60% and the market approach at 40%.

The Company also reconciled the fair value of the reporting units with its market capitalization to determine if the consolidated fair value of its reporting units was reasonable.

To assist the Company in the determination of fair value, management employed a third party valuation firm. The third party valuation firm gathered data from various sources and prepared a report that summarized the information. Its report also provided fair value estimates based on DCF and market approaches. Management relied on this report to assist in its determination of fair value.

In prior years the Company did not employ a third party valuation firm and did not evaluate the market approach to determine the fair value of its reporting units. However, given current market conditions and the global economy, management concluded that it would be prudent to receive the input of a third party consultant. Including the market approach for 2008 did not alter the overall fair value assessments.

As part of its analysis, management conducts a sensitivity analysis of three key value metrics to determine the level of confidence associated with the Company’s fair value determinations. The three value metrics subject to sensitivity analysis are: discount rate, operating margin and annual growth rate. Management selected these metrics as they have the most influence over the result of fair value. After performing the DCF model sensitivity analysis, each of the reporting units maintained a fair value well above its book value.

The reporting unit with the smallest positive fair value margin was MTE. As a result, management performed a wide range of sensitivity analysis with respect to this reporting unit. However, after reducing the three operating metrics under worst case scenarios, MTE still recorded a positive margin of fair value to net asset value. In only one unlikely case, an extremely sharp decline in operating margin, did MTE record fair value below book value. Management has concluded that under present circumstances no conditions exist that would support changing the assumptions enough to eliminate the positive fair value margin of MTE.

Mr. Eric Atallah
United States Securities and Exchange Commission
August 27, 2009

In case an impairment may exist, the Company would perform the second step of the goodwill impairment analysis to determine the amount of such impairment. If goodwill were impaired, the Company would record a non-cash charge. Such charge could have a material adverse effect on the Company’s consolidated financial statements and bank covenants under its revolving credit facility, as amended.

Form 10-Q for the Quarter Ended March 31, 2009
Note 7. Goodwill and Intangible Assets, page 10

2.
Staff Comment. We note your disclosures here and on page 23 that you had $22.8 million of goodwill outstanding and that you did not record any goodwill impairment during the three months ended March 31, 2009. Further we note that your stock price has declined from approximately $8.80 per share as of December 31, 2008 to approximately $4.62 per share as of March 31, 2009 in connection with an adverse change in the business climate. Please tell us how you considered the guidance in paragraph 350-20-35-30 of the FASB Accounting Standards Codification as of March 31, 2009.

Company Response.

The Company assessed the guidance in paragraph 350-20-35-30 of the FASB Accounting Standards Codification (“Codification”) as of March 31, 2009, to determine whether goodwill of a reporting unit should be tested for impairment between annual tests. The Codification indicates:

Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount.

Examples of such events or circumstances are provided in the Codification. While this list is not all inclusive, it is representative of the Company’s considerations when evaluating the need to perform an interim impairment test. Below is a summary of examples of events and circumstances listed in the Codification, together with the Company’s consideration thereof:

a)
A significant adverse change in legal factors or in the business climate — Management performed an analysis as of March 31, 2009 to determine whether or not there was a significant adverse change in the business climate. This analysis included reviewing actual results through such date, compared to prior periods, results forecasted in the Company’s annual business plan (the “Plan”) and long-

Mr. Eric Atallah
United States Securities and Exchange Commission
August 27, 2009

range projections used in the annual impairment test performed as of December 31, 2008. Based upon the analysis performed at the reporting unit level, revenues decreased below the amounts forecasted in the Plan. However, due to prompt cost cutting efforts, operating income remained above Plan. In addition, the Company reported positive cash flow from continuing operations, no bank debt and a positive cash balance. All of these results were well above the projections contained in the Plan, as well as the 2008 impairment test. Therefore, the Company concluded that it was not more-likely-than-not that the fair value of any of its reporting units had fallen below their carrying amounts. Management will continue to monitor the business climate and results of reporting units for indicators of potential impairment in accordance with the Codification.

There were no significant adverse changes in legal factors that would have negatively impacted the Company or its reporting units.

b)	An adverse action or assessment by a regulator — No evidence of such an event existed as of March 31, 2009.

c)	Unanticipated competition — No evidence of such an event existed as of March 31, 2009.

d)	A loss of key personnel — No evidence of such an event existed as of March 31, 2009.

e)	A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of — No evidence of such an event existed as of March 31, 2009.

f)
The testing for recoverability under the Impairment or Disposal on Long-Lived Assets subsections of subtopic 360-10 of a significant asset group within a reporting unit — No testing of a significant asset group within a reporting unit was warranted because no events or changes in circumstances indicating that the carrying amount may not be recoverable (as described in Codification) were noted as of March 31, 2009.

g)	Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit — No evidence of such an event existed as of March 31, 2009.

Mr. Eric Atallah
United States Securities and Exchange Commission
August 27, 2009

As part of its analysis, management considers the impact of any significant deterioration of the Company’s market capitalization. The price of the Company’s common stock is often very volatile. Over the first quarter, the price of SL Industries common stock declined $4.18 per share, or 48%. The average price during this period was $5.17 per share, with a high of $8.50 per share. During the three months ended March 31, 2009, the average trading volume of the Company’s stock was 5,952 shares or 0.1% of the Company’s shares outstanding (see Low Trading Volume below). Also during the course of 2009 through August 13 (filing date), the Company’s stock price has varied from a high of $8.53 per share to a low of $2.06 per share. As of August 26, 2009, the stock closed at $7.56 per share.

Management believes that market capitalization is not necessarily indicative of the Company’s business prospects and, therefore, of goodwill impairment. The price of the Company’s stock is subject to many factors impacting the publicly-traded securities markets, which may not reflect on the Company’s financial condition. The market for the Company’s stock is not efficient and does not provide an accurate short-term measure of the fair market value of the Company.

This situation is exacerbated by the Company’s size, especially given that its common stock is closely held, thinly traded and maintains a limited following in the market:

•
Concentrated Ownership. The Company is a thinly traded stock with a small public float. As a result, the Company does not have the same liquidity and trading range as comparable publicly-traded companies. Approximately 42% of the Company’s outstanding stock is “public float” and the remainder is closely held or held by institutions and individuals. As of December 31, 2008, just two individuals or funds held 52% of the Company’s stock.

•
Low Trading Volume. The Company’s trading volume is significantly lower than that of the comparable companies. The Company’s average trading volume over the 52 weeks preceding the December 31, 2008 valuation date was approximately 5,000 shares per day (less than 0.1% of outstanding shares). This amount includes 30,000 shares purchased for the Company’s deferred compensation plan.

•
Lack of Research Coverage. The Company is not followed by research and investment banking firms. As such, there is a limited audience of institutional and large investors reviewing the Company. Also, the Company has no “quarterly calls” and does not engage in self promotion.

Mr. Eric Atallah
United States Securities and Exchange Commission
August 27, 2009

In summary, based on management’s review of the events and circumstances above, we have concluded that an interim impairment test of the goodwill of the Company’s reporting units between annual tests was not required as of March 31, 2009. The Company will continue to monitor both actual and forecasted results as well as other significant events to determine the need to perform a goodwill impairment analysis between annual tests.

The Company has added the following disclosures to its most recently filed Form 10-Q:

A two-step process is utilized to determine if goodwill has been impaired. In the first step, the fair value of each reporting unit is compared to the net asset value recorded for such unit. If the fair value exceeds the net asset value, the goodwill of the reporting unit is not adjusted. However, if the recorded net asset value exceeds the fair value, the Company performs a second step to measure the amount of impairment loss, if any. In the second step, the implied fair value of the reporting unit’s goodwill is compared with the goodwill recorded for such unit. If the recorded amount of goodwill exceeds the implied fair value, an impairment loss is recognized in the amount of the excess.

As of the testing conducted as of December 31, 2008, the Company concluded that no impairment charge was warranted. However, there can be no assurance that the economic conditions currently affecting the world economy or other events may not have a negative material impact on the long-term business prospects of any of the Company’s reporting units. In such case, the Company may need to record an impairment loss, as stated above. The next annual impairment test will be conducted as of December 31, 2009.

Management has not identified any triggering events, as defined by SFAS No. 142, during 2009. Accordingly, no interim impairment test has been performed.

The Company believes that the above fully responds to the Staff’s questions and comments. If you or members of the Staff have any additional questions or comments, please contact me at your earliest convenience.

Thank you for your consideration in this matter.

Very truly yours,

/s/ David R. Nuzzo
David R. Nuzzo Chief Financial Officer